July 7, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson
Vice President and General Counsel
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

RE:	Concord Milestone Plus, LP
      Amended Schedule TO-T filed June 24, 2005 by Sutter
Opportunity
Fund 3, LLC,
      	Sutter Opportunity Fund 3 (TE), LLC, SCM Special Fund,
LLC,
                  MacKenzie Patterson Fuller, Inc., Robert E.
Dixon,
and C.E. Patterson
      File No. 005-40562

Ladies and Gentlemen:

	We note your response to each of our prior comments regarding Mr. Patterson`s inclusion in the Schedule TO-T as a bidder but his absence from the Offer to Purchase as a purchaser. We do not agree with the analysis and conclusion set forth in your response letters.
We have reviewed the arguments in support of your position that Mr.
Patterson may be a bidder in the Schedule TO-T while not being a purchaser in the Offer to Purchase. Because Mr. Patterson is a bidder in the tender offer, he is also deemed to be a purchaser, and should appear as such, in the Offer to Purchase. While the staff of the Division of Corporation Finance will not undertake any further review of the Schedule TO-T at this time, the staff comments described above remain outstanding.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203.

								Sincerely,


								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE